**FORM 51-901F**
**QUARTERLY REPORT**

**Incorporated as part of:**        __X__     Schedule A

                                             Schedules B & C

**ISSUER DETAILS:**

NAME OF ISSUER     Derek Oil and Gas Corporation

ISSUER'S ADDRESS     #1550 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

ISSUER TELEPHONE NUMBER     (604) 331-1757

CONTACT PERSON     Greg Amor

CONTACT'S POSITION     Controller

CONTACT TELEPHONE NUMBER     (604) 331-1757

CONTACT E-MAIL ADDRESS     investor@derekresources.com

WEBSITE ADDRESS     www.derekresources.com

FOR QUARTER ENDED     October 31, 2003

DATE OF REPORT     December 12, 2003

**CERTIFICATE**

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

| "Barry Ehrl" | Barry C.J. Ehrl | 2003/12/12 |
|---|---|---|
| DIRECTOR'S SIGNATURE | DIRECTOR'S NAME | DATE SIGNED |
| | | (YY/MM/DD) |

| "Ed Byrd" | Ed Byrd | 2003/12/09 |
|---|---|---|
| DIRECTOR'S SIGNATURE | DIRECTOR'S NAME | DATE SIGNED |
| | | (YY/MM/DD) |

**DEREK OIL AND GAS CORPORATION**
**QUARTERLY FINANCIAL STATEMENTS**
**For the Six Month Period Ended October 31, 2003 and 2002**

**Unaudited**
**Prepared by Management**
**Vancouver, B.C.**
**December 12, 2003**

**Unaudited - Prepared by Management**

**DEREK OIL AND GAS CORPORATION**
Consolidated Balance Sheets
as at October 31, 2003 and April 30, 2003

**ASSETS**

|  | **October 31, 2003** $ | **April 30, 2003** $ |
|---|---|---|
| Current Assets |  |  |
| Cash and short term deposits | 383,964 | 8,857 |
| Earn in Party Trust Funds (note 4) | 686,097 | 0 |
| Performance Bonds | 78,068 | 81,710 |
| Accounts receivable | 15,214 | 7,112 |
|  | 1,163,343 | 97,679 |
|  |  |  |
| LAK oil project (note 3) | 14,302,883 | 14,217,017 |
| Other oil and natural gas interests | 1 | 1 |
| Capital Assets, Net | 7,721 | 9,651 |
|  | 15,473,948 | 14,324,348 |

**LIABILITIES**

Current Liabilities

|  | | |
|---|---|---|
| Accounts Payable and accrued liabilities | 557,308 | 985,482 |
| Short Term Notes Payable (note 6) | 586,219 | 609,660 |
| Earn-in Trust Party Trust Funds (note 4) | 686,097 | 0 |
|  | 1,829,624 | 1,595,142 |

**SHAREHOLDER'S EQUITY**

|  | | |
|---|---|---|
| Share Capital (note 7) | 25,781,129 | 24,580,559 |
| Contributed Surplus | 65,950 | 65,950 |
| Equity portion of Notes Payable (note 6) | 28,300 | 203,300 |
| Retained earnings (deficit) | (12,231,055) | (12,120,603) |
|  | 13,644,324 | 12,729,206 |
|  | 15,473,948 | 14,324,348 |

Approved by the Directors

"Barry Ehrl"_____, Director

"Ed Byrd"_____, Director


Unaudited – Prepared by Management

**DEREK OIL AND GAS CORPORATION**
Consolidated Statement of Loss and Deficit
For the three and six months ended October 31, 2003 and 2002

| | Three Months Ended Oct.31 2003 $ | Three Months Ended Oct.31 2002 $ | Six Months Ended Oct.31 2003 $ | Six Months EndedOct.31 2002 $ |
|---|---|---|---|---|
| **REVENUE** | | | | |
| Oil and gas sales, net of royalties and windfall profit tax | 1,562 | 1,677 | 4,089 | 13,566 |
| Recoveries | 0 | 0 | 0 | 38,996 |
| Gain on settlement of Note Payable (note 6) | 175,000 | 0 | 175,000 | 0 |
| Interest earned | 824 | 592 | 1,083 | 939 |
| | 177,386 | 2,269 | 180,172 | 53,501 |
| **EXPENSES** | | | | |
| Bank charges and interest | 48,431 | 6,630 | 66,786 | 54,357 |
| Consulting fees | 4,000 | 0 | 8,228 | 0 |
| Foreign exchange loss (gain) | (57,451) | (804) | (61,498) | (1,797) |
| Legal and audit fees | 4,924 | 13,874 | 13,233 | 18,648 |
| Management fees | 30,000 | 24,367 | 50,000 | 70,698 |
| Office administration and other | 13,531 | 5,956 | 18,508 | 7,655 |
| Office rent and services | 10,892 | 3,870 | 16,822 | 10,140 |
| Salaries and benefits | 26,770 | 18,379 | 46,530 | 31,689 |
| Shareholders information | 13,398 | 4,785 | 16,118 | 5,219 |
| Stock exchange and filing fees | 14,440 | 4,770 | 16,440 | 4,770 |
| Telephone and fax | 4,582 | 5,956 | 7,875 | 7,549 |
| Transfer fees | 2,148 | 1,587 | 3,966 | 3,120 |
| Travel to site and administrative | 30,685 | 13,460 | 31,777 | 13,616 |
| Accretion of Note Payable | 6,522 | 0 | 6,522 | 0 |
| Lak Operating Costs | 25,650 | 83,094 | 49,317 | 110,970 |
| | 178,522 | 185,924 | 290,624 | 336,634 |
| | | | | |
| LOSS FOR THE PERIOD | (1,136) | (183,655) | (110,452) | (283,133) |
| DEFICIT – START OF PERIOD | (12,229,919) | (11,697,204) | (12,120,603) | (11,597,726) |
| DEFICIT – END OF PERIOD | (12,231,055) | (11,880,859) | (12,231,055) | (11,880,859) |

Unaudited – Prepared by Management

**DEREK OIL AND GAS CORPORATION**
Consolidated Statement of Changes in Financial Position
For the three and six months October 31, 2003, 2002

| | 3 Months Ended Oct. 31, 2003 | 3 Months Ended Oct. 31, 2002 | 6 Months Ended Oct. 31, 2003 | 6 Months Ended Oct.31,2002 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **Cash flows from (for) operating activities** | | | | |
| Loss for the period | (1,136) | (183,655) | (110,452) | (283,133) |
| Depreciation of Capital Assets | 0 | 0 | 1,930 | 0 |
| Net change in non-cash working capital items | | | | |
| Performance Bonds Posted | 2,724 | 200 | 3,642 | 600 |
| Accounts receivable and prepaid | (4,265) | (8,049) | (8,102) | (8,955) |
| Accounts payable and accrued liabilities | (205,158) | (152,853) | (428,174) | (37,455) |
| Earn In Party Trust Liability | (686,097) | 0 | (686,097) | 0 |
| Short Term debt | (40,107) | 0 | (23,441) | 0 |
| | (934,139) | (344,357) | (1,250,694) | (328,943) |
| | | | | |
| **Cash flows from (for) investing activities** | | | | |
| Oil and natural gas interests | (85,866) | (10,502) | (85,866) | (36,070) |
| | (85,866) | (10,502) | (85,866) | (36,070) |
| | | | | |
| **Cash flows from (for) financing activities** | | | | |
| Shares issued for cash | 869,995 | 391,750 | 1,200,570 | 391,750 |
| Equity Portion of Note Payable | (175,000) | 0 | (175,000) | 0 |
| Share issue costs | | 0 | 0 | 0 |
| Earn In Party Interest-held cash | 686,097 | 0 | 686,097 | 0 |
| Notes Payable | 0 | 0 | 0 | 0 |
| | 1,381,092 | 391,750 | 1,711,667 | 391,750 |
| | | | | |
| **Increase (Decrease) in cash and short term deposits** | 361,187 | 36,891 | 375,107 | 26,737 |
| **Cash and short term deposits – Beginning of Period** | 22,777 | 4,650 | 8,857 | 14,804 |
| **Cash and short term deposits – End of Period** | 383,964 | 41,541 | 383,964 | 41,541 |

Unaudited – Prepared by Management

**DEREK OIL AND GAS CORPORATION**
**NOTES TO THE INTERIM FINANCIAL STATEMENTS**
**OCTOBER 31, 2003**
**(Unaudited)**

1. **NATURE OF OPERATIONS AND BASIS OF PRESENTATION**

The Company is a public company incorporated under the laws of the Province of British Columbia. Its shares are traded on the Toronto Stock Exchange-Venture board and in the United States on the NASDAQ Over the Counter Bulletin Board. The Company is in the business of exploring for and developing oil and gas reserves.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months period ended October 31, 2003 are not necessarily indicative of the results that may be expected for the year ended April 30, 2004.

The balance sheet at April 30, 2003 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended April 31, 2003. For further information, refer to the consolidated financial statements and notes thereto included in the Company's Annual Report to Shareholders for the year ended April 31, 2003.

Basis of presentation

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business for the foreseeable future.

The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. SIGNIFICANT ACCOUNTING POLICIES

a)      Oil and Gas Interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

An annual "ceiling test" is applied to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on current prices and operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion.

Estimated future removal and site restoration costs, net of salvage values, are provided for using the unit of production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and amortization. Removal and site restoration expenditures are charged to the accumulated provision for future removal and site restoration costs as incurred.

Substantially all of the Company's exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

b)      Financial Instruments

The carrying value of current assets and current liabilities approximates their fair value due to the relatively short periods to maturity of these instruments.

c)      Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of resource properties and deferred exploration expenditures. Actual results could differ from those estimates.

d)      Stock-Based Compensation

No compensation expense is recognized when stock or stock options are issued to directors or employees. Any consideration paid by directors and employees on stock options or purchase of shares is credited to share capital.

e)      Loss Per Share

The loss per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share is not presented as it is anti-dilutive.

## 3.   OIL AND NATURAL GAS INTERESTS

a.      United States

The company has working interests in certain wells located in Oklahoma and Kansas, U.S.A.  These interests are carried at a nominal value.

By way of an option agreement dated September 24, 1997 the company has a working interest in the unproven LAK Ranch (LAK) oil leasehold interest located near Newcastle, Wyoming, U.S.A.  Under the terms of the option agreement the company acquired a 75% interest in the LAK property and up to a 37.5% interest in two adjoining tracts of lands by making payments of US $600,000 and funding US $3,500,000 in exploration expenditures by December 31, 2000.  The agreement required that all property expenditures made in excess of US $3,500,000 were to be on a pro-rata basis by the company and the optionor.

On December 19, 2000 the company delivered formal notice to the optionor that the company had spent US $3,868,144 on the LAK project and had met the earn-in requirements of the option agreement and that the company had vested it's 75% working interest in the LAK property.

By January 30, 2001 the optionor had made no payment to the company with respect to their 25% share of ongoing exploration costs for the LAK property.  The company delivered a formal notice of default to the optionor for their failure to pay amounts then due.  On March 1, 2001 the company initiated formal foreclosure proceedings in Wyoming.  The optionor contested the company's foreclosure proceedings to the Wyoming District Court.  The Court upheld the company's right to foreclose.  On April 13, 2001 the company foreclosed on all of the optionor's rights and interests to the LAK property for a bid amount of US $852,571, representing the optionor's share of LAK property costs incurred to date, giving the company a 100% interest in the property.

Subsequent to the foreclosure, the optionor filed a lawsuit against the company claiming that the company had not earned its interest in the LAK property. The company then filed a motion for partial summary judgement against the optionor and the court in Wyoming set a date to hear the motion on October 31, 2001.

Prior to the court hearing, on October 18, 2001, the optionor agreed to a settlement. Under the terms of the settlement agreement the optionor relinquished any claim to any right or interest in the LAK Ranch Property. In return they received a proportionate, reducible gross overriding royalty on the property of 0.7%. They were also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property. From any net sales proceeds the Optionor will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1.0% of any proceeds thereafter, subject to certain adjustments.

During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.1360838 per barrel of oil produced on the LAK property. In addition the property carries

The company has posted performance bonds of US $55,000 in relation to the LAK property.

During the period ended October 31, 2003, the Company entered into an agreement with SEC Oil and Gas Partnership ("SEC"), whereby, in consideration of SEC funding $700,000 US of capital and operating expenditures on the LAK Ranch Property, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. SEC also had under this agreement, the right, at their option, to participate in one well per year for the next three years. Subsequent to the end of the period, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of $600,000 US (paid in trust). (See also Note 4 Earn In Party Trust Funds) (See also Note 10- Subsequent Events)

During the period ended October 31, 2003, the Company capitalized $0 in general and administrative costs in the LAK property (2002 - $0) and incurred operating costs of $85,866 (2002-$36,070).

## 4. EARN IN PARTIES TRUST FUNDS

SEC Oil and Gas Partnership has advanced the Company $600,000 US to earn a 5% working interest in the Lak Ranch Property. The Company holds these funds in trust, to expend on SEC's behalf, to cover operating expenses at Lak Ranch. Once the funds have been expended, the Company will issue a division order to record SEC's 5% working interest in the property. (See also note 3 Oil and Natural Gas Interests.)

## 5. DUE TO RELATED PARTIES

During the period, the Company paid management expenditures, including management fees, consulting fees; professional fees and benefits totaled $58,228, of which none was deferred to the LAK Ranch Property. These expenditures were made to directors or officers of the Company, were in the normal course of business, and at standard contract rates.

## 6. NOTES PAYABLE

|  | Debt | Equity | Total |
|---|---|---|---|
| Notes Payable | $591,976 | $ 28,300 | $583,913 |
| Accrued Interest | $ 34,350 | 0 | $ 30,866 |
|  | **$626,326** | **$ 28,300** | **$654,626** |

The company has issued promissory notes to three arms length parties. Terms of the notes call for interest in the amount of 10% per annum to be paid. The notes have due dates of May 31, 2003 and March 31, 2004. The notes also grant the holders a small per barrel gross royalty on oil produced from the LAK Ranch project.

During the period, the Company paid $30,000US of interest on one of the notes and extended the remaining principal and interest of $285,756.74 US until March 31, 2004. The prior note with this creditor had a debt conversion provision that expired unexercised on September 30, 2003. This roll over of the note without the debt conversion feature resulted in an accounting gain on settlement of note of $175,000.

Subsequent to the period end, the Company settled one of the notes ($100,000 US principle plus $11,628 US of interest) by issuing 495,744 units. Each unit consisted of one common share in the Company and one share purchase warrant exercisable at 0.40, expiring in November 2004.

Details of the particular notes are as follows:

On June 15, 2001 the company issued a promissory note in the principal amount of US $471,183 (C$741,500) in settlement of accounts payable to a single creditor. Interest on the note was calculated at a rate of 10.0% per annum. All principal and interest was due and payable on May 31, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.0471 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. The company did not repay the principal and interest on May 31, 2002 and by that time had incurred a further US $38,416.93 in payables for goods and services to this creditor. On August 21, 2002 the company was indebted to this creditor for principal, interest and payables totaling US $568,440 (C $894,220).  On August 21, 2002 the lender agreed to settle  one half of this total debt, or US $284,220 (C $447,110) in exchange for common shares of the company at a price of $0.10 per share.  The lender also agreed that the remaining amount payable by the company of US $284,220 (C $447,110) would be secured by way of a new note issued by the company, with the principal due on September 30, 2003.  This quarter, the Company has paid $30,000 of accrued interest on this note and extended the payment of the remaining principal and interest ($285,756.74US) to March 31, 2004

On June 6, 2001 the company issued a promissory note in the principal amount of US $100,000.  Interest on the note was calculated at rate of 0.8333% per month and interest was payable monthly.  All principal and any outstanding interest was due and payable on June 6, 2002.  In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.01 per barrel of oil produced.  On August 21, 2002 the lender agreed to settle US $50,000 (C $78,675) from the principal amount in exchange for common shares of the company at a price of $0.10 per share.  On September 16, 2002 the company paid cash for all outstanding interest on this note in the amount of US $10,911 (C $17,171).  The company had earlier paid cash for two of the monthly interest payments due.  The Lender agreed to secure the remaining principal amount of US $50,000 (C $78,685) by way of a new promissory note bearing interest payable monthly at a rate of 0.8333% per month. This new note is due September 30, 2003.  The company is negotiating an extension of the note or a payout schedule contingent on future financing.

On June 27, 2001 the company issued a promissory note for a principal amount of US $100,000.  The note bears interest at a rate of 10.0% per annum and all interest and principal is due and payable by the company on May 31, 2003.  In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US $0.01 per barrel of oil produced.  The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note.  On August 21, 2002 the company settled the accrued interest on this note in the amount of US $12,114 (C$19,064) in exchange for common shares of the company at a price of $0.10 per share.  The promissory note itself was due to be paid May 31, 2003.  Subsequent to the period end, this note was settled in full by a share for debt agreement.  (See also Subsequent Events)

## 7.   SHARE CAPITAL
a)   Authorized
    100,000,000 common shares of no par value
b)   Issued        26,439,353 common shares

|  | Number Of Shares | Amount |
|---|---|---|
| BALANCE AS AT APRIL 30, 2002 | 38,145,022 | $ 22,464,255 |
| PRIVATE  PLACEMENTS  SHARES FOR DEBT | 18,963,035 | 1,896,304 |
| SHARE CONSOLIDATION | (38,072,038) | -- |
| BALANCE APRIL 30, 2003 | 19,036,019 | 24,360,559 |
| PRIVATE PLACEMENTS (1)(2) | 3,307,166 | 551,075 |

| | | |
|---|---|---|
| BALANCE AS AT JULY 31, 2003 | 22,343,185 | 24,911,634 |
| OPTIONS EXERCISED | 50,000 | 7,500 |
| PRIVATE PLACEMENT (2) | 2,409,501 | 361,995 |
| PRIVATE PLACEMENT (3) | 1,666,667 | 500,000 |
| BALANCE AS AT OCTOBER 31,2003 | 26,469,353 | 25,781,129 |

1. A private placement of 1,100,000 units raising $220,000 was allotted for but the shares un-issued as of April 30, 2003.  The placement was closed and the shares issued in May 2003.
2. The company has completed two private placements raising $692,500 consisting of 4,616,667 units.  Each unit consisted of one share and one half-share purchase warrant.  Each whole warrant entitles the holder to purchase another share for $0.20 until July 14, 2004. Payment for 2,207,166 units was received prior to July 31, 2003.  The balance of the placement closed subsequent to the period end.
3. The Company completed a placement of 1,666,667 units at a price of $0.30 per unit. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for $0.40 until November 5, 2004.

c) Stock Options Outstanding

| | Stock Options | Option Price |
|---|---|---|
| BALANCE AS AT APRIL 30, 2002 | 856,000 | $1.05-2.25 |
| Cancellation of options | (175,667) | $1.05-2.25 |
| Grant of options | none | none |
| BALANCE AS AT APRIL 30, 2003 | 680,333 | $1.05-2.25 |
| Granted in the period | none | none |
| Expired in the period | none | none |
| BALANCE AS AT JULY 31, 2003 | 680,333 | $1.05-2.25 |
| Granted in the period | 2,250,000 | $0.15-0.28 |
| Expired in the period | (655,333) | $1.05-2.25 |
| BALANCE AS AT OCTOBER 31, 2003 | 2,275,000 | $0.15-1.05 |

Summary of options –

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 1,900,000 | 0.15 | July 3, 2008 |
| 25,000 | 1.05 | November 5, 2005 |
| 350,000 | 0.28 | September 4, 2008 |

d.) Share Purchase Warrants Outstanding

Each of the company's common share purchase warrants is convertible into one common share, upon payment of the exercise price.

|  | Number of Warrants | Exercise Price |
|---|---|---|
| Outstanding April 30, 2002 | 8,924,547 | $1.20 -$2.25 |
| Granted | 1,405,833 | $0.45 |
| Expired | (6,735,413) | $1.59 |
| Outstanding April 30, 2003 | 3,594,967 | $0.45-$2.25 |
| Granted | 2,203,583 | $0.20-$0.25 |
| Outstanding July 31, 2003 | 5,798,550 | $0.20-$2.25 |
| Granted | 2,069,572 | $0.20-0.40 |
| Expired | (2,415,484) | $0.40-0.75 |
| Outstanding Oct. 31, 2003 | 6,660,056 | $0.20-1.20 |

Summary of the warrants outstanding:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 924,724 | $1.20 | December 21, 2003 |
| 1,100,000 | $0.25 | April 23, 2004 |
| 1,103,583 | $0.20 | July 14, 2004 |
| 1,305,833 | $0.45 | August 30, 2004 |
| 1,666,667 | $0.40 | November 7, 2004 |
| 100,000 | $0.45 | December 13, 2004 |

## 8. INCOME TAXES

The Company has adopted the liability method of accounting for income taxes as outlined in the provisions of Section 3465 of the handbook of the Canadian Institute of Chartered Accountants.

Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

## 9.  SUBSEQUENT EVENTS

Subsequent to the end of the quarter the Company completed several significant transactions:

-In November 2003, the Company settled an outstanding note in the principal amount of $50,000 US together with accrued interest of $11,628 US for 495,744 units in the Company. Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase another common share in the Company at a price of $0.40 until November 7, 2004.

-In November 2003, the Company announced an agreement with Ivanhoe Energy, whereby Ivanhoe would earn up to a 60% interest in the LAK Ranch Project by expending $5,000,000 US on capital development of the Project.  The Parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time.  Ivanhoe will have an initial interest of 30% and will earn an additional 6% for each million dollars expended.  Their interest will be adjusted quarterly.

-Also in November 2003, the Company and SEC Oil and Gas Partnership amended their agreement to reflect Ivanhoe participation in the project.  SEC Oil and Gas Partnership has advanced and committed $600,000 US to earn a 5% working interest in the Project.

-In December 2003, the Company received notice of a garnishing order before judgment issued against the Company in favor of Pacific Capital Markets.  The garnishing order was for $250,956.24.  The Company has already accrued in its accounts payable $199,000.00. Management has disputed the work done and amounts charged by Pacific Capital Markets under the contract.  The Company will defend this lawsuit vigorously.  The outcome cannot be predicted with certainty at this time so no additional liability amounts have been recorded at this time.